Exhibit 99.1

JD.com Announces Fourth Quarter and Full Year 2022 Results and Dividend

Beijing, China—March 9, 2023—JD.com, Inc. (NASDAQ: JD and HKEX: 9618), a leading supply chain-based technology and service provider, today announced its unaudited financial results for the three months and the full year ended December 31, 2022 and dividend for the year ended December 31, 2022.

Fourth Quarter and Full Year 2022 Highlights

•

Net revenues for the fourth quarter of 2022 were RMB295.4 billion (US$[1]42.8 billion), an increase of 7.1% from the fourth quarter of 2021. Net service revenues for the fourth quarter of 2022 were RMB57.8 billion (US$8.4 billion), an increase of 40.3% from the fourth quarter of 2021. Net revenues for the full year of 2022 were RMB1,046.2 billion (US$151.7 billion), an increase of 9.9% from the full year of 2021. Net service revenues for the full year of 2022 were RMB181.2 billion (US$26.3 billion), an increase of 33.3% from the full year of 2021.

•

Income from operations for the fourth quarter of 2022 was RMB4.8 billion (US$0.7 billion), compared to a loss of RMB0.4 billion for the same period last year. Non-GAAP[2] income from operations was RMB7.3 billion (US$1.1 billion) for the fourth quarter of 2022, as compared to RMB2.8 billion for the fourth quarter of 2021. Operating margin of JD Retail before unallocated items for the fourth quarter of 2022 was 3.0%, compared to 2.1% for the fourth quarter of 2021. Income from operations for the full year of 2022 was RMB19.7 billion (US$2.9 billion), compared to RMB4.1 billion for the full year of 2021. Non-GAAP income from operations for the full year of 2022 was RMB27.6 billion (US$4.0 billion), compared to RMB13.4 billion for the full year of 2021. Operating margin of JD Retail before unallocated items for the year of 2022 was 3.7%, compared to 3.1% for the year of 2021.

•

Net income attributable to ordinary shareholders for the fourth quarter of 2022 was RMB3.0 billion (US$0.4 billion), compared to a net loss of RMB5.2 billion for the same period last year. Non-GAAP net income attributable to ordinary shareholders for the fourth quarter of 2022 was RMB7.7 billion (US$1.1 billion), as compared to RMB3.6 billion for the same period last year. Net income attributable to ordinary shareholders for the full year of 2022 was RMB10.4 billion (US$1.5 billion), compared to a net loss of RMB3.6 billion for the full year of 2021. Non-GAAP net income attributable to ordinary shareholders for the full year of 2022 was RMB28.2 billion (US$4.1 billion), compared to RMB17.2 billion for the full year of 2021.

•

Diluted net income per ADS for the fourth quarter of 2022 was RMB1.91 (US$0.28), compared to a diluted net loss per ADS of RMB3.33 for the fourth quarter of 2021. Non-GAAP diluted net income per ADS for the fourth quarter of 2022 was RMB4.81 (US$0.70), compared to RMB2.21 for the same period last year. Diluted net income per ADS for the full year of 2022 was RMB6.42 (US$0.93), compared to a diluted net loss per ADS of RMB2.29 for the full year of 2021. Non-GAAP diluted net income per ADS for the full year of 2022 was RMB17.73 (US$2.57), compared to RMB10.75 for the full year of 2021.

[1]

The U.S. dollar (US$) amounts disclosed in this announcement, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the readers. The conversion of Renminbi (RMB) into US$ in this announcement is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of December 30, 2022, which was RMB6.8972 to US$1.00. The percentages stated in this announcement are calculated based on the RMB amounts.

[2]	See the sections entitled “Non-GAAP Measures” and “Unaudited Reconciliation of GAAP and Non-GAAP Results” for more information about the non-GAAP measures referred to in this announcement.

•

Operating cash flow for the full year of 2022 was RMB57.8 billion (US$8.4 billion), compared to RMB42.3 billion for the full year of 2021. Free cash flow, which excludes the impact from JD Baitiao receivables included in the operating cash flow, for the full year of 2022 was RMB35.6 billion (US$5.2 billion), compared to RMB26.2 billion for the full year of 2021.

“While 2022 posed many challenges for JD.com and China as a whole, we delivered solid operational results and surpassed 1 trillion RMB in annual revenue for the first time,” said Lei Xu, CEO of JD.com. “During the pandemic, our steadfast commitment to helping society further established JD.com as a highly trusted brand. Looking ahead, amidst ever-evolving opportunities and challenges we will stay focused on lowering costs, increasing efficiency and constantly improving user experience. I am confident that JD.com will play an even larger role in China’s economic development while delivering strong returns for our shareholders in the years ahead.”

“We achieved profitable growth and strong cash flow for the quarter and full-year,” said Sandy Xu, Chief Financial Officer of JD.com. “While we explore new growth opportunities, we will continue our focus on financial discipline and technology-driven operational efficiency to build a solid foundation for JD.com’s future high-quality growth. Reflecting our healthy profitability and balance sheet and commitment to shareholder value, we are also pleased to continue to return value to shareholders in the form of a cash dividend.”

Business Highlights

Environment, Social and Governance

•

In January 2023, JD.com was listed in the Bloomberg Gender-Equality Index (“GEI”) for the first time, becoming the only China-based company in the industry included in the index. This is a high recognition of JD.com’s progress in diversity and inclusion. The GEI provides world-leading depth and breadth of gender-related data points that are made available to the investment community, designed to highlight companies that are promoting transparency in gender-related disclosure and gender equality in the workplace.

•

In December, more than 1,000 volunteered JD couriers from throughout China arrived in Beijing to help ensure daily essential supplies in face of the COVID resurgence. Furthermore, as part of the efforts to improve the efficiency of last-mile delivery, JD Logistics also deployed nearly 100 autonomous vehicles to connect communities with delivery stations and provide contactless services. Particularly, the autonomous vehicles also supported JD Health’s nighttime medication delivery.

•

In the fourth quarter, hydrogen energy trucks of JD Logistics were put into operation at Amway’s production base in Guangzhou, which contributed to “zero carbon” emissions for transportations along Amway’s supply chain. In addition, JD Logistics reached agreements with a globally well-known automaker to jointly deploy a fleet of new energy van trucks, achieving “100% electrified” transportation within and in-between its production bases in China.

JD Retail

•

During 2022 Singles’ Day Grand Promotion, JD.com launched eight new home appliance and electronics city-level flagship stores and two JD MALLs in different cities, providing top-notch shopping experience and services with parity in product prices and models across both online and offline channels. To date, the company has opened such flagship stores and JD MALLs in nearly 60 cities across China to complement tens of thousands of JD Home Appliance Stores in counties, townships and villages, enabling more consumers to shop home appliance and electronics offline with JD.com.

•

In February 2023, Tiffany & Co., a world well-known luxury jewelry brand, partnered with JD.com and launched its official flagship store on the platform, making JD.com the first e-commerce partner of Tiffany & Co in China. As the brand steps to a new chapter of digitalization, the flagship store on JD.com not only helps deepen its presence in the Chinese market, but also further enriches consumers’ online shopping experience.

•

In the fourth quarter, JD Daojia (JDDJ) and “The J Shop,” an upgrade of JD.com’s fashion and lifestyle business, established strategic partnerships with fashion, sports and other brands, such as HLA and Decathlon. There have been 754 HLA stores and 170 Decathlon stores nationwide launched on JDDJ and Shop Now, JD.com’s one-hour delivery service. The collaborations provide consumers on-demand shopping experience of “online ordering, offline shipping, and delivery as fast as within an hour,” and further accelerate the digitalization of offline retail in China.

•

In order to help boost economic and social development, employment, and entrepreneurship, JD.com launched an initiative named “Spring Dawn” in January 2023 that provides greater support to different types of merchants on the platform, including individual owners, self-employed businesses and enterprises. The initiative includes 12 supportive measures that aim to lower costs and increase sales for merchants, such as further streamlining store-launch process for individual owners, which takes as little as ten minutes, zero-cost trial operations, and RMB2,100 worth of gift packages for newly opened stores, among others.

JD Health

•

In response to the COVID outbreak in China in December, JD Health partnered with more than 30 pharmaceutical companies to ensure stability in supplies and prices of key medicines and pandemic prevention products. JD Health Internet Hospital also launched an online “anti-Covid clinic,” which improved accessibility to health consultation services and alleviated pressure on offline medical institutions. In addition, JD Health closely collaborated with the Ministry of Industry and Information Technology to ensure the provision of medicines and essentials that are in shortage in remote areas, of which the proportion of orders from counties and townships exceeded 80%.

•

In October, to further improve the standard and quality of hearing aid fitting services in China, JD Health launched the “JD Health Hearing Center,” providing one-stop offline services including hearing aid selection, fitting, adjustment, evaluation, and use and maintenance guidance and tips, as well as free hearing tests and consultation services.

•

In November, JD Health unveiled “JD Pet Health,” a strategic brand upgrade of its pet health business. The business consists of two core components, JDH Pet Pharmacy and JDH Pet Hospital. JD Health is committed to building an online and offline integrated platform for pet health that provides both veterinary services and medical products.

JD Logistics

•

The recent Spring Festival holiday marked the 11th consecutive year of JD Logistics providing uninterrupted delivery services to consumers throughout China during the festive period, which covered 366 cities and approximately 1,700 districts and counties this year. JD Logistics was the first company in the industry that launched such services.

•

In the fourth quarter, JD Airlines further expanded its all-cargo routes. As of December 31, 2022, it operates the routes of Shenzhen-Hangzhou, Nantong-Beijing, and Shenzhen-Wuxi, better serving customer demands particularly in the consumption and manufacturing industries.

•

As of December 31, 2022, JD Logistics operated over 1,500 warehouses. Including warehouse space managed through the Open Warehouse Platform, JD Logistics’s warehouse network had an aggregate gross floor area of over 30 million square meters[3].

JD Industrials

•

In 2022, JD Industrials further leveraged its intelligent supply chain capabilities to serve more enterprise customers, ensuring resilient supplies in support of their operations. Among them, JD Industrials provided services to over 100,000 industrial manufacturing plants in the fields of automobile, mechanical equipment, electronic product assembly and others. It also supported over 16,000 construction projects in the year.

JD Property

•

The warehousing real estate investment trust (REIT), jointly established by JD.com, JD Property and Harvest Fund, became the first of its kind in the private sector in China that received formal approval from China’s Securities Regulatory Commission in December 2022 and was listed on the Shanghai Stock Exchange in February 2023. The listing raised over RMB 1.7 billion. The investment portfolio of this REIT consists of three logistics parks in the northern, central and southwest regions of China with an aggregate gross floor area of over 350,000 square meters. The REIT creates a new source of financing for JD.com and JD Property.

[3]

The numbers also include warehouses managed by Deppon Logistics Co., Ltd. (“Deppon”, Shanghai Stock Exchange code: 603056) and its subsidiaries (collectively, “Deppon Group”). In the third quarter of 2022, JD Logistics completed the acquisition of the controlling interest in Deppon.

Dada

•

In November, in support of the launch of the new vivo X90 smart phone, JDDJ and Shop Now partnered with vivo authorized experience stores to raise inventories and ensure within-hours delivery for pre-sales orders. Since the inception of the partnership in 2020, there have been over 3,300 vivo authorized stores launched on JDDJ and Shop Now as of the end of November 2022, covering more than 30 provinces and cities in China.

Fourth Quarter 2022 Financial Results

Net Revenues. For the fourth quarter of 2022, JD.com reported net revenues of RMB295.4 billion (US$42.8 billion), representing a 7.1% increase from the same period of 2021. Net product revenues increased by 1.2%, while net service revenues increased by 40.3% for the fourth quarter of 2022, as compared to the same period of 2021.

Cost of Revenues. Cost of revenues increased by 6.3% to RMB253.9 billion (US$36.8 billion) for the fourth quarter of 2022 from RMB238.8 billion for the fourth quarter of 2021.

Fulfillment Expenses. Fulfillment expenses, which primarily include procurement, warehousing, delivery, customer service and payment processing expenses, increased by 3.3% to RMB16.9 billion (US$2.4 billion) for the fourth quarter of 2022 from RMB16.3 billion for the fourth quarter of 2021. Fulfillment expenses as a percentage of net revenues was 5.7% for the fourth quarter of 2022, compared to 5.9% for the same period last year.

Marketing Expenses. Marketing expenses decreased by 10.3% to RMB12.0 billion (US$1.7 billion) for the fourth quarter of 2022 from RMB13.4 billion for the fourth quarter of 2021.

Research and Development Expenses. Research and development expenses increased by 6.4% to RMB4.4 billion (US$0.6 billion) for the fourth quarter of 2022 from RMB4.1 billion for the fourth quarter of 2021.

General and Administrative Expenses. General and administrative expenses decreased by 2.5% to RMB3.6 billion (US$0.5 billion) for the fourth quarter of 2022 from RMB3.7 billion for the fourth quarter of 2021.

Income/(Loss) from Operations and Non-GAAP Income from Operations. Income from operations for the fourth quarter of 2022 was RMB4.8 billion (US$0.7 billion), compared to a loss of RMB0.4 billion for the same period last year. Non-GAAP income from operations was RMB7.3 billion (US$1.1 billion) for the fourth quarter of 2022, as compared to RMB2.8 billion for the fourth quarter of 2021. Operating margin of JD Retail before unallocated items for the fourth quarter of 2022 was 3.0%, compared to 2.1% for the fourth quarter of 2021.

Non-GAAP EBITDA. Non-GAAP EBITDA increased by 113.8% to RMB8.9 billion (US$1.3 billion) for the fourth quarter of 2022 from RMB4.2 billion for the fourth quarter of 2021.

Share of Results of Equity Investees. Share of results of equity investees was an income of RMB113.0 million (US$16.0 million) for the fourth quarter of 2022, as compared to a loss of RMB4.3 billion for the fourth quarter of 2021. The loss for the fourth quarter of 2021 was primarily due to non-cash impairment from certain equity investees.

Net Income/(Loss) Attributable to Ordinary Shareholders and Non-GAAP Net Income Attributable to Ordinary Shareholders. Net income attributable to ordinary shareholders for the fourth quarter of 2022 was RMB3.0 billion (US$0.4 billion), compared to a net loss of RMB5.2 billion for the same period last year. Non-GAAP net income attributable to ordinary shareholders for the fourth quarter of 2022 was RMB7.7 billion (US$1.1 billion), as compared to RMB3.6 billion for the same period last year.

Diluted EPS and Non-GAAP Diluted EPS. Diluted net income per ADS for the fourth quarter of 2022 was RMB1.91 (US$0.28), compared to a diluted net loss per ADS of RMB3.33 for the fourth quarter of 2021. Non-GAAP diluted net income per ADS for the fourth quarter of 2022 was RMB4.81 (US$0.70), compared to RMB2.21 for the fourth quarter of 2021.

Cash Flow and Working Capital

As of December 31, 2022, the company’s cash and cash equivalents, restricted cash and short-term investments totaled RMB226.2 billion (US$32.8 billion), compared to RMB191.3 billion as of December 31, 2021. For the fourth quarter of 2022, free cash flow of the company was as follows:

	For the three months ended
	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	US$
	(In millions)
Net cash provided by operating activities	6,472	18,486	2,680
Add: Impact from JD Baitiao receivables included in the operating cash flow	1,301	1,194	173
Less: Capital expenditures, net of related sales proceeds
Capital expenditures for development properties	(3,867)	(6,097)	(884)
Other capital expenditures*	(1,614)	(1,539)	(223)

Free cash flow	2,292	12,044	1,746

*	Including capital expenditures related to the company’s headquarters in Beijing and all other CAPEX.

Net cash used in investing activities was RMB17.9 billion (US$2.6 billion) for the fourth quarter of 2022, consisting primarily of the increase in short-term investments and cash paid for capital expenditures.

Net cash used in financing activities was RMB4.2 billion (US$0.6 billion) for the fourth quarter of 2022, consisting primarily of the net repayment of bank loans.

Full Year 2022 Financial Results

Net Revenues. For the full year of 2022, JD.com reported net revenues of RMB1,046.2 billion (US$151.7 billion), representing a 9.9% increase from the full year of 2021. Net product revenues increased by 6.1%, while net service revenues increased by 33.3% for the full year of 2022, as compared to the full year of 2021.

Cost of Revenues. Cost of revenues increased by 9.3% to RMB899.2 billion (US$130.4 billion) for the full year of 2022 from RMB822.5 billion for the full year of 2021.

Fulfillment Expenses. Fulfillment expenses, which primarily include procurement, warehousing, delivery, customer service and payment processing expenses, increased by 6.7% to RMB63.0 billion (US$9.1 billion) for the full year of 2022 from RMB59.1 billion for the full year of 2021. Fulfillment expenses as a percentage of net revenues was 6.0% for the full year of 2022, compared to 6.2% for the full year of 2021.

Marketing Expenses. Marketing expenses were RMB37.8 billion (US$5.5 billion) for the full year of 2022, as compared to RMB38.7 billion for the full year of 2021.

Research and Development Expenses. Research and development expenses were RMB16.9 billion (US$2.4 billion) for the full year of 2022, as compared to RMB16.3 billion for the full year of 2021.

General and Administrative Expenses. General and administrative expenses decreased by 4.4% to RMB11.1 billion (US$1.6 billion) for the full year of 2022 from RMB11.6 billion for the full year of 2021.

Income from Operations and Non-GAAP Income from Operations. Income from operations for the full year of 2022 was RMB19.7 billion (US$2.9 billion), compared to RMB4.1 billion for the full year of 2021. Non-GAAP income from operations for the full year of 2022 was RMB27.6 billion (US$4.0 billion), compared to RMB13.4 billion for the full year of 2021. Operating margin of JD Retail before unallocated items for the full year of 2022 was 3.7%, compared to 3.1% for the full year of 2021.

Non-GAAP EBITDA. Non-GAAP EBITDA for the full year of 2022 increased by 79.6% to RMB33.6 billion (US$4.9 billion) from RMB18.7 billion for the full year of 2021.

Share of Results of Equity Investees. Share of results of equity investees was a loss of RMB2.2 billion (US$0.3 billion) for the full year of 2022, as compared to a loss of RMB4.9 billion for the full year of 2021. The loss for the full year of 2022 was primarily due to non-cash impairment in certain equity investees.

Net Income/(Loss) Attributable to Ordinary Shareholders and Non-GAAP Net Income Attributable to Ordinary Shareholders. Net income attributable to ordinary shareholders for the full year of 2022 was RMB10.4 billion (US$1.5 billion), compared to a net loss of RMB3.6 billion for the full year of 2021. Non-GAAP net income attributable to ordinary shareholders for the full year of 2022 was RMB28.2 billion (US$4.1 billion), compared to RMB17.2 billion for the full year of 2021.

Diluted EPS and Non-GAAP Diluted EPS. Diluted net income per ADS for the full year of 2022 was RMB6.42 (US$0.93), compared to a diluted net loss per ADS of RMB2.29 for the full year of 2021. Non-GAAP diluted net income per ADS for the full year of 2022 was RMB17.73 (US$2.57), compared to RMB10.75 for the full year of 2021.

Cash Flow and Working Capital

For the full year of 2022, free cash flow of the company was as follows:

	For the year ended
	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	US$
	(In millions)
Net cash provided by operating activities	42,301	57,819	8,383
Add/(Less): Impact from JD Baitiao receivables included in the operating cash flow	2,492	(244)	(35)
Less: Capital expenditures, net of related sales proceeds
Capital expenditures for development properties	(13,510)	(17,504)	(2,538)
Other capital expenditures	(5,055)	(4,476)	(649)

Free cash flow	26,228	35,595	5,161

Net cash used in investing activities was RMB54.0 billion (US$7.8 billion) for the full year of 2022, consisting primarily of cash paid for capital expenditures, increase in short-term investments, and net cash paid for the acquisition of China Logistics Property Holdings Co., Ltd (“CNLP”) and Deppon.

Net cash provided by financing activities was RMB1.2 billion (US$0.2 billion) for the full year of 2022, consisting primarily of net proceeds from bank loans, net proceeds from JD Property’s non-redeemable series B preferred share financing and share placement of JD Logistics, partially offset by cash paid for dividends.

Supplemental Information

The company reports four segments, JD Retail, JD Logistics, Dada and New businesses. JD Retail, components of which include JD Health and JD Industrials, among others, mainly consists of online retail, online marketplace and marketing services in China. JD Logistics includes both internal and external logistics businesses. Dada is a local on-demand delivery and retail platform in China. New businesses mainly include JD Property, Jingxi, overseas businesses and technology initiatives.

The table below sets forth the segment operating results:

	For the three months ended			For the year ended
	December 31, 2021	December 31, 2022	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	US$	RMB	RMB	US$
	(In millions)			(In millions)
Net revenues:
JD Retail	249,870	258,925	37,541	866,303	929,929	134,827
JD Logistics	30,472	43,008	6,236	104,693	137,402	19,921
Dada	—	2,681	389	—	8,030	1,164
New businesses	8,213	4,761	690	26,063	21,779	3,158
Inter-segment eliminations *	(12,799)	(13,929)	(2,020)	(46,043)	(50,904)	(7,380)

Total segment net revenues	275,756	295,446	42,836	951,016	1,046,236	151,690
Unallocated items**	152	—	—	576	—	—

Total consolidated net revenues	275,908	295,446	42,836	951,592	1,046,236	151,690

Operating income/(loss):
JD Retail	5,344	7,862	1,140	26,613	34,852	5,053
JD Logistics	731	900	130	(1,827)	528	77
Dada	—	(207)	(30)	—	(1,122)	(163)
New businesses	(3,226)	(1,153)	(165)	(10,600)	(5,295)	(768)
Including: gain on sale of development properties	18	150	22	767	1,379	200

Total segment operating income	2,849	7,402	1,075	14,186	28,963	4,199
Unallocated items**	(3,241)	(2,574)	(374)	(10,045)	(9,240)	(1,339)

Total consolidated operating income/(loss)	(392)	4,828	701	4,141	19,723	2,860

*

The inter-segment eliminations mainly consist of revenues from supply chain solutions and logistics services provided by JD Logistics to JD Retail, on-demand delivery and retail services provided by Dada to JD Retail and JD Logistics, and property leasing services provided by JD Property to JD Logistics.

**

Unallocated items include share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, effects of business cooperation arrangements, and impairment of goodwill and intangible assets, which are not allocated to segments.

The table below sets forth the revenue information:

	For the three months ended			For the year ended
	December 31, 2021	December 31, 2022	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	US$	RMB	RMB	US$
	(In millions)			(In millions)
Electronics and home appliances revenues	140,931	141,675	20,541	492,592	515,945	74,805
General merchandise revenues	93,744	95,924	13,908	323,063	349,117	50,617

Net product revenues	234,675	237,599	34,449	815,655	865,062	125,422
Marketplace and marketing revenues	22,238	24,598	3,566	72,118	81,970	11,885
Logistics and other service revenues	18,995	33,249	4,821	63,819	99,204	14,383

Net service revenues	41,233	57,847	8,387	135,937	181,174	26,268

Total net revenues	275,908	295,446	42,836	951,592	1,046,236	151,690

Recent Development

Dividend Payment

The company announced that its board of directors (the “Board”) approved a cash dividend of US$0.31 per ordinary share, or US$0.62 per ADS, to holders of ordinary shares and holders of ADSs, respectively, as of the close of business on April 6, 2023 Beijing/Hong Kong Time and New York Time, respectively, payable in U.S. dollars. The aggregate amount of the dividend will be approximately US$1.0 billion. The payment date is expected to be on or around April 27, 2023 and on or around May 4, 2023 for holders of ordinary shares and holders of ADSs, respectively.

In addition, the company plans to adopt an annual dividend policy, under which the company may choose to declare and distribute a cash dividend each year, starting from 2023, at an amount determined in relation to the company’s financial performance in the previous fiscal year, among other factors. The determination to make dividend distributions in any particular year will be made at the discretion of the Board based upon factors such as the company’s results of operations, cash flow, financial condition, capital requirements and other considerations that the Board deems relevant.

Establishment of ESG Committee and Change in Committees Composition

On March 8, 2023, the Board resolved to establish an environmental, social and governance committee, or the ESG Committee, to supervise ESG-related matters of the company, demonstrating the company’s unremitting commitment to ESG. The ESG Committee consists of Mr. Richard Qiangdong Liu, Professor Dingbo Xu and Ms. Carol Yun Yau Li, with Mr. Liu serving as the chairperson, effective immediately. Meanwhile, the functions and responsibilities in relation to corporate governance will be shifted to the ESG Committee from the nominating and corporate governance committee of the Board, which will be renamed as the nomination committee. In light of his new committee membership, Professor Dingbo Xu will retire from the compensation committee of the Board, effective immediately.

JD Industrials’ Series B Transaction

Recently in March 2023, JD Industrials, the leading industrial supply chain technology and service provider in China and a subsidiary of the company, has entered into definitive transaction agreements in connection with its series B preferred shares with a group of investors. The company will remain the majority shareholder of JD Industrials after the completion of the transactions.

Conference Call

JD.com’s management will hold a conference call at 7:00 am, Eastern Time on March 9, 2023, (8:00 pm, Beijing/Hong Kong Time on March 9, 2023) to discuss the fourth quarter and full year of 2022 financial results.

Please register in advance of the conference using the link provided below and dial in 15 minutes prior to the call, using participant dial-in numbers, the Passcode and unique access PIN which would be provided upon registering. You will be automatically linked to the live call after completion of this process, unless required to provide the conference ID below due to regional restrictions.

PRE-REGISTER LINK: https://s1.c-conf.com/diamondpass/10028786-gdt5ed.html

CONFERENCE ID: 10028786

A telephone replay will be available for one week until March 16, 2023. The dial-in details are as follows:

US:	+1-855-883-1031

International:	+61-7-3107-6325

Hong Kong:	800-930-639

Mainland China:	400-120-9216

Passcode:	10028786

Additionally, a live and archived webcast of the conference call will also be available on the JD.com’s investor relations website at http://ir.jd.com.

About JD.com

JD.com is a leading supply chain-based technology and service provider. The company’s cutting-edge retail infrastructure seeks to enable consumers to buy whatever they want, whenever and wherever they want it. The company has opened its technology and infrastructure to partners, brands and other sectors, as part of its Retail as a Service offering to help drive productivity and innovation across a range of industries.

Non-GAAP Measures

In evaluating the business, the company considers and uses non-GAAP measures, such as non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss) attributable to ordinary shareholders, non-GAAP net margin, free cash flow, non-GAAP EBITDA, non-GAAP EBITDA margin, non-GAAP net income/(loss) per share and non-GAAP net income/(loss) per ADS, as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The company defines non-GAAP income/(loss) from operations as income/(loss) from operations excluding share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, effects of business cooperation arrangements, gain on sale of development properties and impairment of goodwill and intangible assets. The company defines non-GAAP net income/(loss) attributable to ordinary shareholders as net income/(loss) attributable to ordinary shareholders excluding share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, effects of business cooperation arrangements and non-compete agreements, gain/(loss) on disposals/deemed disposals of investments and others, reconciling items on the share of equity method investments, loss/(gain) from fair value change of long-term investments, impairment of goodwill, intangible assets and investments, gain in relation to sale of development properties and tax effects on non-GAAP adjustments. The company defines free cash flow as operating cash flow adjusting the impact from JD Baitiao receivables included in the operating cash flow and capital expenditures, net of the proceeds from sale of development properties. Capital expenditures include purchase of property, equipment and software, cash paid for construction in progress, purchase of intangible assets and land use rights. The company defines non-GAAP EBITDA as non-GAAP income/(loss) from operations plus depreciation and amortization excluding amortization of intangible assets resulting from assets and business acquisitions. Non-GAAP basic net income/(loss) per share is calculated by dividing non-GAAP net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the periods. Non-GAAP diluted net income/(loss) per share is calculated by dividing non-GAAP net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the periods, including the dilutive effect of share-based awards as determined under the treasury stock method. Non-GAAP net income/(loss) per ADS is equal to non-GAAP net income/(loss) per share multiplied by two.

The company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. Non-GAAP income/(loss) from operations, non-GAAP net income/(loss) attributable to ordinary shareholders and non-GAAP EBITDA reflect the company’s ongoing business operations in a manner that allows more meaningful period-to-period comparisons. Free cash flow enables management to assess liquidity and cash flow while taking into account the impact from JD Baitiao receivables included in the operating cash flow and the demands that the expansion of fulfillment infrastructure and technology platform has placed on financial resources. The company believes that the use of the non-GAAP financial measures facilitates investors to understand and evaluate the company’s current operating performance and future prospects in the same manner as management does, if they so choose. The company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gain/loss and other items that are not expected to result in future cash payments or that are non-recurring in nature or may not be indicative of the company’s core operating results and business outlook.

The non-GAAP financial measures have limitations as analytical tools. The company’s non-GAAP financial measures do not reflect all items of income and expense that affect the company’s operations or not represent the residual cash flow available for discretionary expenditures. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The company encourages you to review the company’s financial information in its entirety and not rely on a single financial measure.

CONTACTS:

Investor Relations

Sean Zhang

+86 (10) 8912-6804

IR@JD.com

Media Relations

+86 (10) 8911-6155

Press@JD.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as JD.com’s strategic and operational plans, contain forward-looking statements. JD.com may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in announcements made on the website of the HKEX, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about JD.com’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: JD.com’s growth strategies; its future business development, results of operations and financial condition; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese e-commerce market; laws, regulations and governmental policies relating to the industries in which JD.com or its business partners operate; potential changes in laws, regulations and governmental policies or changes in the interpretation and implementation of laws, regulations and governmental policies that could adversely affect the industries in which JD.com or its business partners operate, including, among others, initiatives to enhance supervision of companies listed on an overseas exchange and tighten scrutiny over data privacy and data security; risks associated with JD.com’s acquisitions, investments and alliances, including fluctuation in the market value of JD.com’s investment portfolio; impact of the COVID-19 pandemic; natural disasters and geopolitical events; change in tax rates and financial risks; intensity of competition; and general market and economic conditions in China and globally. Further information regarding these and other risks is included in JD.com’s filings with the SEC and the announcements on the website of the Hong Kong Stock Exchange. All information provided herein is as of the date of this announcement, and JD.com undertakes no obligation to update any forward-looking statement, except as required under applicable law.

JD.com, Inc.

Unaudited Condensed Consolidated Balance Sheets

(In millions, except otherwise noted)

	As of
	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	70,767	78,861	11,434
Restricted cash	5,926	6,254	907
Short-term investments	114,564	141,095	20,457
Accounts receivable, net (including JD Baitiao of RMB2.5 billion and RMB3.1 billion as of December 31, 2021 and 2022, respectively)(1)	11,900	20,576	2,983
Advance to suppliers	3,959	3,838	556
Inventories, net	75,601	77,949	11,302
Prepayments and other current assets	11,455	15,156	2,197
Amount due from related parties	5,500	6,142	891
Assets held for sale	—	1,203	174

Total current assets	299,672	351,074	50,901
Non-current assets
Property, equipment and software, net	32,944	55,080	7,986
Construction in progress	5,817	11,161	1,618
Intangible assets, net	5,837	9,139	1,325
Land use rights, net	14,328	33,848	4,907
Operating lease right-of-use assets	19,987	22,267	3,228
Goodwill	12,433	23,123	3,353
Investment in equity investees	63,222	57,641	8,357
Investment securities	19,088	11,611	1,683
Deferred tax assets	1,111	1,536	223
Other non-current assets	21,804	18,770	2,722
Amount due from related parties	264	—	—

Total non-current assets	196,835	244,176	35,402

Total assets	496,507	595,250	86,303

JD.com, Inc.

Unaudited Condensed Consolidated Balance Sheets

(In millions, except otherwise noted)

	As of
	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	US$
LIABILITIES
Current liabilities
Short-term debts	4,368	12,146	1,761
Accounts payable	140,484	160,607	23,286
Advance from customers	29,106	33,713	4,888
Deferred revenues	3,458	3,351	486
Taxes payable	2,568	5,926	859
Amount due to related parties	519	488	71
Accrued expenses and other current liabilities	34,468	42,570	6,172
Operating lease liabilities	6,665	7,688	1,115
Liabilities held for sale	—	72	10

Total current liabilities	221,636	266,561	38,648
Non-current liabilities
Deferred revenues	1,297	1,107	160
Unsecured senior notes	9,386	10,224	1,482
Deferred tax liabilities	1,897	6,511	944
Long-term borrowings	—	20,009	2,901
Operating lease liabilities	13,721	14,978	2,172
Other non-current liabilities	1,786	1,737	251

Total non-current liabilities	28,087	54,566	7,910

Total liabilities	249,723	321,127	46,558

(1)

JD Technology performs credit risk assessment services for JD Baitiao business and absorbs the credit risk of the underlying Baitiao receivables. Facilitated by JD Technology, the company periodically securitizes Baitiao receivables through the transfer of those assets to securitization plans and derecognizes the related Baitiao receivables through sales type arrangements.

JD.com, Inc.

Unaudited Condensed Consolidated Balance Sheets

(In millions, except otherwise noted)

	As of
	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	US$
MEZZANINE EQUITY	1,212	590	86
SHAREHOLDERS’ EQUITY
Total JD.com, Inc. shareholders’ equity (US$0.00002 par value, 100,000 million shares authorized, 3,180 million shares issued and 3,136 million shares outstanding as of December 31, 2022)	208,911	213,366	30,936
Non-controlling interests	36,661	60,167	8,723

Total shareholders’ equity	245,572	273,533	39,659

Total liabilities, mezzanine equity and shareholders’ equity	496,507	595,250	86,303

JD.com, Inc.

Unaudited Condensed Consolidated Statements of Operations

(In millions, except per share data)

	For the three months ended			For the year ended
	December 31, 2021	December 31, 2022	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Net product revenues	234,675	237,599	34,449	815,655	865,062	125,422
Net service revenues	41,233	57,847	8,387	135,937	181,174	26,268

Total net revenues	275,908	295,446	42,836	951,592	1,046,236	151,690

Cost of revenues	(238,785)	(253,909)	(36,813)	(822,526)	(899,163)	(130,366)
Fulfillment	(16,327)	(16,863)	(2,445)	(59,055)	(63,011)	(9,136)
Marketing	(13,363)	(11,985)	(1,738)	(38,743)	(37,772)	(5,476)
Research and development	(4,105)	(4,366)	(633)	(16,332)	(16,893)	(2,449)
General and administrative	(3,738)	(3,645)	(528)	(11,562)	(11,053)	(1,603)
Gain on sale of development properties	18	150	22	767	1,379	200

Income/(Loss) from operations(2)(3)	(392)	4,828	701	4,141	19,723	2,860

Other income/(expenses)
Share of results of equity investees	(4,272)	113	16	(4,918)	(2,195)	(318)
Interest expense	(446)	(698)	(101)	(1,213)	(2,106)	(305)
Others, net(4)	(22)	(427)	(62)	(590)	(1,555)	(225)

Income/(Loss) before tax	(5,132)	3,816	554	(2,580)	13,867	2,012
Income tax expenses	(186)	(595)	(86)	(1,887)	(4,176)	(605)

Net income/(loss)	(5,318)	3,221	468	(4,467)	9,691	1,407

Net income/(loss) attributable to non-controlling interests shareholders	(158)	189	27	(923)	(697)	(101)
Net income attributable to mezzanine equity classified as non-controlling interests shareholders	5	—	—	16	8	1

Net income/(loss) attributable to ordinary shareholders	(5,165)	3,032	441	(3,560)	10,380	1,507

Net income/(loss) per share:
Basic	(1.66)	0.97	0.14	(1.15)	3.32	0.48
Diluted	(1.66)	0.95	0.14	(1.15)	3.21	0.47
Net income/(loss) per ADS:
Basic	(3.32)	1.93	0.28	(2.29)	6.64	0.96
Diluted	(3.33)	1.91	0.28	(2.29)	6.42	0.93

JD.com, Inc.

Unaudited Condensed Consolidated Statements of Operations

(In millions, except per share data)

	For the three months ended			For the year ended
	December 31, 2021	December 31, 2022	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	US$	RMB	RMB	US$
(2) Includes share-based compensation expenses as follows:
Cost of revenues	(33)	(43)	(6)	(102)	(143)	(21)
Fulfillment	(276)	(246)	(36)	(882)	(930)	(135)
Marketing	(173)	(159)	(23)	(586)	(631)	(91)
Research and development	(430)	(401)	(58)	(1,781)	(1,557)	(226)
General and administrative	(2,104)	(1,287)	(187)	(5,783)	(4,287)	(622)

(3) Includes amortization of business cooperation arrangement and intangible assets resulting from assets and business acquisitions as follows:
Fulfillment	(56)	(105)	(15)	(220)	(392)	(57)
Marketing	(217)	(211)	(31)	(854)	(868)	(126)
Research and development	(27)	(90)	(13)	(104)	(271)	(39)
General and administrative	(78)	(32)	(5)	(309)	(161)	(22)

(4)   Others are other non-operating income/(loss), primarily consist of gains/(losses) from fair value change of long-term investments, gains/(losses) from business and investment disposals, impairment of investments, government incentives, foreign exchange gains/(losses), interest income and gains/(losses) from fair value change of short-term investments.

JD.com, Inc.

Unaudited Non-GAAP Net Income Per Share and Per ADS

(In millions, except per share data)

	For the three months ended			For the year ended
	December 31, 2021	December 31, 2022	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	US$	RMB	RMB	US$
Non-GAAP net income attributable to ordinary shareholders	3,565	7,659	1,111	17,207	28,220	4,094
Weighted average number of shares:
Basic	3,111	3,136	3,136	3,107	3,126	3,126
Diluted	3,111	3,178	3,178	3,107	3,181	3,181
Diluted (Non-GAAP)	3,193	3,178	3,178	3,194	3,181	3,181
Non-GAAP net income per share:
Basic	1.15	2.44	0.35	5.54	9.03	1.31
Diluted	1.11	2.41	0.35	5.38	8.86	1.29
Non-GAAP net income per ADS:
Basic	2.29	4.88	0.71	11.07	18.06	2.62
Diluted	2.21	4.81	0.70	10.75	17.73	2.57

JD.com, Inc.

Unaudited Condensed Consolidated Statements of Cash Flows and Free Cash Flow

(In millions)

	For the three months ended			For the year ended
	December 31, 2021	December 31, 2022	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by operating activities	6,472	18,486	2,680	42,301	57,819	8,383
Net cash used in investing activities	(18,785)	(17,908)	(2,596)	(74,248)	(54,026)	(7,833)
Net cash (used in)/provided by financing activities	(3,426)	(4,235)	(614)	19,503	1,180	171
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(1,438)	(976)	(142)	(1,498)	3,490	506

Net (decrease)/increase in cash, cash equivalents and restricted cash	(17,177)	(4,633)	(672)	(13,942)	8,463	1,227
Cash, cash equivalents and restricted cash at beginning of period, including cash and cash equivalents classified within assets held for sale	93,870	89,789	13,018	90,635	76,693	11,119
Less: cash, cash equivalents, and restricted cash classified within assets held for sale at beginning of period	—	—	—	(116)	—	—
Cash, cash equivalents, and restricted cash at beginning of period	93,870	89,789	13,018	90,519	76,693	11,119

Cash, cash equivalents, and restricted cash at end of period, including cash and cash equivalents classified within assets held for sale	76,693	85,156	12,346	76,693	85,156	12,346
Less: cash, cash equivalents, and restricted cash classified within assets held for sale at end of period	—	(41)	(5)	—	(41)	(5)
Cash, cash equivalents and restricted cash at end of period	76,693	85,115	12,341	76,693	85,115	12,341

Net cash provided by operating activities	6,472	18,486	2,680	42,301	57,819	8,383
Add/(Less): Impact from JD Baitiao receivables included in the operating cash flow	1,301	1,194	173	2,492	(244)	(35)
Less: Capital expenditures, net of related sales proceeds
Capital expenditures for development properties	(3,867)	(6,097)	(884)	(13,510)	(17,504)	(2,538)
Other capital expenditures	(1,614)	(1,539)	(223)	(5,055)	(4,476)	(649)

Free cash flow	2,292	12,044	1,746	26,228	35,595	5,161

JD.com, Inc.

Supplemental Financial Information and Business Metrics

	Q4 2021	Q1 2022	Q2 2022	Q3 2022	Q4 2022
Free cash flow (in RMB billions) – trailing twelve months (“TTM”)	26.2	27.2	27.7	25.8	35.6
Inventory turnover days(5) – TTM	30.3	30.2	31.5	31.7	33.2
Accounts payable turnover days(6) – TTM	45.3	45.0	49.4	50.4	52.5
Accounts receivable turnover days(7) – TTM	2.9	3.2	3.6	4.0	4.5

GMV(8) increased by 5.6% for the full year of 2022, as compared to the full year of 2021.

(5)

TTM inventory turnover days are the quotient of average inventory over the immediately preceding five quarters, up to and including the last quarter of the period, to cost of revenues of retail business for the last twelve months, and then multiplied by 360 days.

(6)

TTM accounts payable turnover days are the quotient of average accounts payable for retail business over the immediately preceding five quarters, up to and including the last quarter of the period, to cost of revenues of retail business for the last twelve months, and then multiplied by 360 days.

(7)

TTM accounts receivable turnover days are the quotient of average accounts receivable over the immediately preceding five quarters, up to and including the last quarter of the period, to total net revenues for the last twelve months and then multiplied by 360 days. Presented are the accounts receivable turnover days excluding the impact from JD Baitiao.

(8)

Gross Merchandise Volume (GMV) is the total value of all orders for products and services placed in the company’s online retail business and on the company’s online marketplaces, regardless of whether the goods are sold or delivered or whether the goods are returned. GMV includes the value from orders placed on the company’s mobile apps and websites as well as orders placed on third-party mobile apps and websites that are fulfilled by the company or by the company’s third-party merchants. The calculation of GMV includes shipping charges paid by buyers to sellers and for prudent consideration excludes certain transactions over certain amounts. The company believes that GMV only provides a measure of the overall volume of transactions that flow through the company’s platform in a given period. Therefore, it should not be used as a financial metric or industry and peer comparisons.

JD.com, Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In millions, except percentage data)

	For the three months ended			For the year ended
	December 31, 2021	December 31, 2022	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	US$	RMB	RMB	US$
Income/(Loss) from operations	(392)	4,828	701	4,141	19,723	2,860
Add: Share-based compensation	3,016	2,136	310	9,134	7,548	1,095
Add: Amortization of intangible assets resulting from assets and business acquisitions	238	338	50	940	1,217	176
(Reversal of)/Add: Effects of business cooperation arrangements	(13)	100	14	(29)	475	68
Reversal of: Gain on sale of development properties	(18)	(150)	(22)	(767)	(1,379)	(200)

Non-GAAP income from operations	2,831	7,252	1,053	13,419	27,584	3,999

Add: Depreciation and other amortization	1,331	1,646	238	5,293	6,018	874

Non-GAAP EBITDA	4,162	8,898	1,291	18,712	33,602	4,873

Total net revenues	275,908	295,446	42,836	951,592	1,046,236	151,690
Non-GAAP operating margin	1.0%	2.5%	2.5%	1.4%	2.6%	2.6%

Non-GAAP EBITDA margin	1.5%	3.0%	3.0%	2.0%	3.2%	3.2%

JD.com, Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In millions, except percentage data)

	For the three months ended			For the year ended
	December 31, 2021	December 31, 2022	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	US$	RMB	RMB	US$
Net income/(loss) attributable to ordinary shareholders	(5,165)	3,032	441	(3,560)	10,380	1,507
Add: Share-based compensation	2,564	1,813	263	8,293	6,388	926
Add: Amortization of intangible assets resulting from assets and business acquisitions	193	225	33	853	845	123
Add/ (Reversal of): Reconciling items on the share of equity method investments(9)	283	200	29	(868)	1,111	161
Add: Impairment of goodwill, intangible assets, and investments	3,956	1,631	236	6,077	3,249	471
Add: Loss from fair value change of long-term investments	1,890	1,041	151	7,295	3,985	578
Reversal of: Gain on sale of development properties	(4)	(117)	(17)	(685)	(1,127)	(163)
(Reversal of)/Add: Net (gain)/loss on disposals/deemed disposals of investments and others	(65)	(27)	(4)	(134)	3,464	502
(Reversal of)/Add: Effects of business cooperation arrangements and non-compete agreements	(32)	100	14	(106)	463	67
(Reversal of)/Add: Tax effects on non-GAAP adjustments	(55)	(239)	(35)	42	(538)	(78)

Non-GAAP net income attributable to ordinary shareholders	3,565	7,659	1,111	17,207	28,220	4,094

Total net revenues	275,908	295,446	42,836	951,592	1,046,236	151,690
Non-GAAP net margin	1.3%	2.6%	2.6%	1.8%	2.7%	2.7%

(9)	To exclude the GAAP to non-GAAP reconciling items on the share of equity method investments, and share of amortization of intangibles not on their books.